Exhibit 99.1

Northern Dynasty retains senior mining executive and M&A specialist Adam Chodos to serve as EVP, Corporate Development

August 4, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") announces it has hired Mr. Adam Chodos, a senior mining industry executive with more than 19 years of experience in corporate development and investment banking advisory, to serve as its Executive Vice President, Corporate Development.

Mr. Chodos was most recently a Director of Corporate Development for Teck Resources and, prior to that, was a Group Executive with Newmont’s Corporate Development team. Before joining Newmont, Mr. Chodos spent nine years as an Investment Banker with J.P. Morgan Securities Inc., in New York, specializing in the natural resources sector. Over the course of his career, he has played a significant role in more than US$28 billion of mergers, acquisitions, divestitures and capital markets transactions.

“We’re pleased to have an executive with Adam’s corporate and banking experience, his skills and knowledge in the world of mining M&A, and his global contacts and reputation join the Northern Dynasty team at this critical juncture in the company’s development,” said Ron Thiessen, Northern Dynasty President & CEO.

”With a resoundingly favourable Final Environmental Impact Statement for the Pebble Project received last month, a Record of Decision on the project’s key federal permits expected within weeks, and the initiation of an investment banking process to secure a major mining company or consortium of companies to become a partner in the Pebble enterprise, the timing for this addition to our corporate team could not be better.”

Mr. Chodos’ principal focus, over the next 12 months, will be leading a process to qualify and secure a major funding partner(s) for southwest Alaska’s Pebble Project, preferably via Northern Dynasty’s 100%-owned US-based subsidiary, Pebble Limited Partnership (“Pebble Partnership”). Whether a global mining operator or a consortium of minerals sector and financing interests, Northern Dynasty’s goal is to involve incoming parties in the final stages of project evaluation, design and permitting.

“It’s an exciting time to join the Northern Dynasty and Pebble Partnership team,” Chodos said. “Not only does Pebble represent one of the truly great mineral development opportunities in the world today, it is achieving some key permitting milestones at a time when gold, copper and other mineral commodity prices are surging, and the world is waking up to a new phase of M&A activity in anticipation of a coming bull market in mining and metals.

“I look forward to working with Ron (Thiessen), Pebble Partnership CEO Tom Collier and the rest of the Northern Dynasty and Pebble teams to help capture the value of this remarkable asset for the benefit of all of our stakeholders.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project, that the Pebble Project will secure all required government permits, or of the Company's future performance.

Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM will be able to establish the commercial feasibility of the Pebble Project, and (iv) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) the completion of feasibility studies demonstrating the Pebble Project mineral reserves that can be economically mined, (iii) completion of all necessary engineering for mining and processing facilities, and (iv) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19.

The National Environment Policy Act EIS process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently being advanced. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.